Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

The following is a transcript of a call:

Comcast Cable Communications Management, LLC
Moderator:  Sena Fitzmaurice
February 13, 2014
1:00 p.m. ET

Operator:
Good day, my name is (Carmen) and I will be your conference operator today.  At this time I would like to welcome everyone to today’s Regulatory Call.  All lines have been placed on mute to prevent any background noise.  After the speaker’s remarks, there will be a Question and Answer session.

If you would like to ask a question during this time, simply press Star 1 on your telephone keypad. To withdraw your question press the Pound key. I would like to turn the call over to Sena Fitzmaurice. Please go ahead.

Sena Fitzmaurice:
Hello and afternoon everyone.  Thank you for joining us here today.  I’m Sena Fitzmaurice, Vice President of Government Communications for Comcast Corporation.  Before we begin, I would like to address some regulatory requirements.

Today’s presentation is neither an offering of securities nor a solicitation of a proxy vote.  The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Comcast and Time Warner Cable will be filing in the future, and Comcast and Time Warner Cable shareholders are urged to read those filings carefully.  This presentation includes forward looking statements.  Actual results could differ, differ materially for the reasons noted.

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

Many of you have listened to calls earlier today.  We thought it was very important to also host a call specifically addressing the public interest benefits and the regulatory process of this transaction, and for you to be able to ask questions to the top government relations officers of the two companies.

With us on the phone are Comcast Executive Vice President David L. Cohen and Gail MacKinnon, Executive Vice President and Chief Government Relations Officer of Time Warner Cable.  We’ll have opening remarks followed by Q and A.  We’ll have 45 minutes total.  David, if you’d like to begin?

David Cohen:
Thanks very much, Sena and I promise that I will talk no more than 40 minutes, leaving at least five minutes for your questions.  Just kidding.  I want to thank everyone for joining us on a, on a snowy day, and Gail and I really very much wanted to make ourselves available to answer any questions you may have about the Comcast merger with Time Warner Cable.

So, let me start with the headline.  Once you take a breath, and think this through analytically and get past some of the hysteria, this transaction is pro-consumer, pro-competitive, strongly in the public interest, and is approvable by the FCC, the FTC or the Justice Department and relevant state and local regulators.  The transaction results is substantial public interest benefits and no reduction of choice for consumers.

Following the divestitures we’re prepared to do, this merger will result in essentially the same share of national, of nationwide multi-channel video distributor subscribers as following Comcast-Adelphia and AT&T broadband transactions. Under the 30 percent threshold of the now twice vacated FCC ownership camp, and in a vastly more competitive and dynamic market than existed at that time.

We obviously recognize that certain competitive concerns will almost certainly be raised. We fully expect that there will be those who fear the sky

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

is falling. But, honestly, it’s just not an accurate view. So, while we expect a thorough, a rigorous and an appropriately critical government review, at the end of the day we expect to be able to make four points.

First, the proposed transaction will not reduce competition in any relevant market.  Let’s start with the important reality that Comcast and Time Warner Cable do not compete in any market in the country.  There is absolute no competitive overlap between the two companies.  None.  This is not a horizontal transaction and there is simply no reduction in competition as a result of putting the two companies together.  The easiest way for me to describe this is to think of yourself as a consumer.  If you want to buy a wireless service, you can go in the shopping mall or walk down the street or go online, and you can buy a variety of different cell services.  That’s why the FCC and the Justice Department were so concerned about AT&T-T-Mobile combination.

If you’re an airline passenger, you can go online or to a travel service or to an airport, and you can make a choice whether you want to travel on US Airways or on American, and that’s why the regulators were so concerned about that transaction.  But there is not one consumer in the United States of America who can go into a shopping mall, can walk down the street, can go online, can call a call center, can respond to a newspaper ad and choose between Comcast and Time Warner Cable.  So, putting these two companies together will not deprive a single consumer in America of a choice that he or she has today.  There’s also no impact on the competitiveness of other multi-channel video distributors, including DirecTV, Dish, Verizon, AT&T and other cable companies.

Satellite and Telco competitors, as well as new entrants like Google Fiber have been taking away customers from traditional cable companies for years.  Just since 2005, 18 million, I’m sorry, Telcos and satellite companies have gained almost 18 million customers while cable companies have lost 10 million customers.  Online businesses like Google and You Tube, Amazon, Hulu, Netflix and maybe even Apple, Sony and others are entering the online

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

video space or are thinking about entering that space. So, previous anti-trust concerns about further cable consolidation are truly antiquated in light of today’s marketplace realities, and in any case have been soundly rejected by the courts on multiple occasions in the past.

Second, any legitimate competition concerns are fully addressed by the highly competitive marketplace, which I’ve just talked about, by existing rules and regulations, by the binding conditions in requirements in place as a result of the approval of the Comcast-NBC Universal transaction, and by the set of new undertakings that we announced today.

Third, there are multiple, very strong, pro-consumer and pro-competitive benefits from this transaction, which we expect will be of great interest to the FCC and the relevant anti-trust agency.  This transaction will accelerate the deployment of Comcast technologically advanced products and services to consumers and improve the customer experience.  Will improve high speed data service, offer more channels and offer more High Def channels to Time Warner Cable customers.  Business and enterprise customers will also benefit as we’ll fill in gaps in our existing service areas, which will allow us to serve regional and super-regional businesses we couldn’t before, bringing much needed competition in this space where both Time Warner Cable and Comcast remain the upstart competitor.

The merger will also combine complimentary advertising platforms and channels, and allow Comcast to offer broader and more valuable packages to advertisers, making it a more formidable competitor to national advertising outlets.  And we also believe that the transaction will lead to expanded broadband competition and adoptions.

Fourth, a wide array of FCC and anti-trust rules, conditions for the NBC Universal transaction that are already in place and a series of new undertakings today more than adequately address any potential concerns and offer public interest benefits.   So, we start with a well-developed set of

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

program carriage, program access and traditional anti-trust and fair competition rules, which are more than adequate to protect the consumer from the relatively modest expansion of cable customers from 22 million to 30 million. Again, under the 30 percent level that the courts have repeatedly found is insufficient to create any bottleneck.

And as I point out on our Day One Undertakings Memorandum, certain NBC Universal conditions will extend to the cable systems and related assets acquired from Time Warner Cable automatically.  Those conditions provide real protections and benefits for consumers.  So, they include a few, I’m going to talk about just a few.  The first are the FCCs Open Internet protections, to which Comcast is bound, and which will now include Time Warner Cable broadband customers, extending legally enforceable, no blocking, and non-discrimination rules to a broader swath of the public.  Affordable stand-alone broadband service will be made available and marketed to more of the country.  Multichannel video distributors and online video distributors will have defined arbitration rights for the modest programming assets of Time Warner Cable, and more cable systems in communities will benefit from the public interest commitments in the NBC Universal transaction.  Diversity, localism, children’s programming, and broadband adoption, all as outlined in my Day One Undertakings Memorandum.

So, we look forward to working with the regulatory and anti-trust bodies, and other policy makers as we demonstrate the consumer and public interest benefits of this transaction.  Sena, happy to take questions.

Sena Fitzmaurice:	Thanks, operator, if we could go ahead and have the first question, please.

Operator:
And just as a reminder, if you do have a question please press Star 1 on your telephone keypad.  If your question has been answered, you may press the Pound key.  And your first question comes from the line of (Cecilia Kang) with the Washington.

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

(Cecilia Kang):	Hi.

David Cohen:	Hey, (Cecilia).

(Cecilia Kang):	Hi David. Thanks so much for hosting this call. I was hoping …

David Cohen:	So, where, where are you, I won’t take this away from your time, but where you, where are you snowbound?

(Cecilia Kang):	OK, so I went home and you hear a gaggle of kids in the background, because I was definitely in snow day mode, and in Washington.

David Cohen:	So, (Cecelia), (Cecelia), I love you, but I’d really like to talk to your kids.

(Cecilia Kang):	They can tell you about it, sure.

David Cohen:	Go, go ahead.

(Cecilia Kang):
Well, thanks so much again for hosting this call.  I, I was hoping that you could talk a little bit about what people talk about in terms of your market power with programming negotiations, first of all, and what of that would be a concern?  And then secondly, can you talk about how Time Warner Cable subscribers will be adopted into your terms of service?  And specifically about. I know data caps is the wrong word, but that you have the 300Mb sort of first tier streaming, and then you can buy extra.  Would, would the Time Warner Cable be adopted into that sort of plan as well?  Thank you.

David Cohen:
So, so let me do the second one first, which is that, we haven’t even begun to talk about transition and how we will integrate Time Warner Cable systems into the Comcast footprint.  Just to help to (stir), and I know you know this, but a very, a small minority of our customers currently have a data usage

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

threshold, and then have the option to buy buckets of service above that. The majority of our customers have no data usage threshold, no data cap, and no usage base billing applied at all. We’re, we’re still piloting a number of different approaches to this, and when this transaction closes, hopefully at the end of the year, I’m not sure where we’ll be in those pilots, and the ultimate integration of Time Warner Cable into that type of a program, and into our terms of service will be something we’ll address. Although I’ll note that Time Warner Cable has its own terms of service in this space, as well, so that is an integration issue that, you know, that, that we will have to talk about .

So in terms of foreclosure, in terms of undue control over programming, let me, let me say a few things.  First of all, I, I, although, by the way, I think that is a totally fair question, but it would have been a much fairer question 20 years ago than it is today, because 20 years ago, I think the distributors had a, had at least an advantage, maybe a significant advantage in terms of negotiations with programmers, because if you were a distributor, and you said, “I’m not going to carry your programming,” you had the potential to kill that programmer.  Today, there are so many different distributors, the competition is so much greater on the multichannel video distributor side than it is on the programming side, that the balance of power has really tilted pretty decisively in the programmer side.

And, even if that wasn’t the case, that’s what all the litigation was over about the 30 percent cap, because the FCC’s principal justification for imposing a 30 percent cap was that if any company owned more than 30 percent of the market, they’d have the opportunity to foreclose programmers from entering into the market by denying them access to their systems.  And the court said twice, the DC Circuit said twice, that there was no record to support the imposition of a 30 percent cap in terms of that foreclosure analysis.  And we’re coming in under 30 percent anyway.

So, I, I mean I can’t speak for the programmers, but for the programmers I have an opportunity to speak with, I’m going to make the argument to them, you guys can be calm.  This is not going to have a dramatic impact on our

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

ability to negotiate with you. The difference between having 22 million customers and having 30 million customers, in a market that has more than a 100 million customers is simply not going to be enormous in terms of our leverage around programming.

And, (Cecelia), I don’t know if you listened to the calls this morning, but, I mean, in one, at least one of the calls this morning, we made the point that if you look at the billion and a half dollars of synergies, the programming synergies that we’re projecting as a result of this, represents a distinct minority of the synergies in this transaction.  So, it’s not something that we’re counting on generating a lot of savings from and, and in my opinion, it’s not something that the programmers need to be upset about.

Sena Fitzmaurice:	Thank you, David. Operator, next question please.

Operator:	Your next question comes from the line of (Gautham Nagesh) with Wall Street Journal.

(Gautham Nagesh):
Hi, yes, thanks for taking my question.  Related to the broadband side of the business, you spoke a lot about the total number of subscribers, can you give us some sense of where this would put the combined Comcast-Time Warner post-merger entity in terms of how much share it would have of the high speed broadband market in the US?  And …

David Cohen:	So …

(Gautham Nagesh):	… and would these conditions be extended or would it be the same seven year, ten year from the end of the NBC deal?

David Cohen:	OK, so the answer, I don’t know the answer to the first question. Haven’t run those numbers, but I’m going to make, make the point again that you can look at market share, and you can look at the

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

percentage, you can look at the percentage of broadband subscribers, but the fundamental anti-trust and competition inquiry is whether you’re depriving consumers of a choice that they have today. And in the broadband space, as in the video space, you, we are not going to be depriving a single customer of a choice that he or she has today.

I’d also note that I actually think, on balance, this transaction has a greater potential to increase broadband competition and adoption than the absence of this transaction.  And that’s because when you think about who our competitors are, in the broadband space, they’re national, they’re essentially, they’re mostly national companies like Verizon and AT&T, who compete both on a wire line and on a wireless basis for broadband, for broadband customers inside the home and outside the home.  And the combination of this company is going to give us the opportunity through our Wi-Fi networks, our investment in our wire line networks, to be a much more effective near-national competitor to the principal national competitors that we have in this space.

So, you know, I think, given that we’re not taking choice away from anyone, and the potentials for increased broadband competition and broadband adoption, which is equally important to broadband competition in terms of actually getting people that use the internet, I think this transaction on balance is going to improve the dynamics in that space, not take away from the dynamics.

In terms of the Open Internet Order, we’re, we were, we Comcast and Time Warner Cable, for that matter, were supporters of the Open Internet Order.  We helped to negotiate the Open Internet Order.  We had no problems with open internet order.  We did not litigate to get rid of the Open Internet Order

We have both expressed our willingness along with NCTA, our trade association, to work with (Chairman Wheeler), and using the authority that has been granted to him, by the DC Circuit, under Section 706 to reinstate some form of the Open Internet Order in a lawful way.  And, yes, we’ve

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

committed to, and yes we, we have a commitment that will extend to Time Warner Cable’s subs until 2018, but well before 2018 I think the FCC is going to have in place a new regime to provide, to provide the same level of consumer protection and consumer benefit as the original Open Internet Order provided.

Sena Fitzmaurice:	Thank you, David. Operator, next question, please.

Operator:	Your next question comes from the line of (Joe Flint), with the Los Angeles Times.

(Joe Flint):	Hi, David. Thanks for the time here.

David Cohen:	Joe, Joe, I wouldn’t know if we were doing a transaction if we didn’t have one of these calls and you didn’t ask a question.

(Joe Flint):
There you go.  There you go, we just get older.  With regards to, you know, you’ve made clear now, I’ve heard you on three different calls talk about how this is not bringing a new competitor to the market, and I understand that, I guess I sort of feel like, well, if I owned a candy store in Brooklyn, and then I sold it to Wal-Mart, I mean, there’s not a new competitor there, but there sure is one heck of a bigger competitor.

I mean, what’s your thought to folks who say that, you know, the aggregated might of these two companies will make the barriers to competition even higher? And that, you know, you’ll have a lot more leverage with, you know, with programming, with all sorts of things that, that you can keep physical competitors at bay. I, I just know those are some of the questions you’ll be getting anyway. What’s your response to that?

David Cohen:	Well, actually it’s interesting. I, I know we’ll get them from the, from the group of organizations that opposes every transaction, and has opposed every

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

transaction in the history of the Telecom Act. But I’m actually not sure we’ll get that question all that much from the anti-trust regulators, because, and by the way, if we do, we’ll answer the question, but I think the question in part reflects a lack of understanding of the anti-trust laws and what the anti-trust laws are designed to protect. So, I’m going to go back and I’m going, I’m going to say this that, I’m going to quibble with your candy store and Wal-Mart example, because in most places in America, if you want to buy candy you have a choice of going to the candy store and, or going to Wal-Mart.

(Joe Flint):	Yes.

David Cohen:
So, if Wal-Mart acquires your candy store, in your hypothetical, now you don’t have that choice anymore.  You can’t go to the candy store, you have to go to Wal-Mart, and that have to go to Wal-Mart and eradication of going to the candy store, and 20 other candy stores where Wal-Mart has acquired, that is what gives Wal-Mart the power, the control, the ability to foreclose, to restrict competition, which is the predicate of your question.  In this case, however, no consumer has a choice between our two companies.  So, putting them together is not limiting choice in any particular way.  And when you talk about foreclosure, like with programmers, that’s more a vertical concern.

And, again, I’ll go back to the fact that we’ve had two different decisions, and we’ve had, we’ve had two different proceedings by the FCC that has tried to define how much of the market would a cable company have to have where they’d have a legitimate chance to actually be able to do these bad things to programmers, and foreclose competition that you’ve expressed a concern about.

 In both cases, the FCC concluded that 30 percent was the right number, and in both cases, Circuit Courts of Appeals in the United States of America, said, “That’s baloney.”  30 percent is too low a number.  The FCC hasn’t proved its case.  With only 30 percent of the subs you can’t foreclose competition, you can’t bully around programmers, and those decisions were made and

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

judgments were made when this market was significantly less competitive than it is today.

And notwithstanding all that, we’re still coming in saying, “We’re prepared to divest three million subs,” so that we come in under 30 percent, which is the only number any government agency has ever said would present a serious concern with respect to foreclosure of programming.  So, we think we’ve threaded the needle in an appropriate way here.  We think we are proposing a transaction which comes under the third rail that was previously identified by the FCC, even though that third rail was found to be unsupportable by the DC Circuit on two different occasions.

We’re still coming in underneath it, and I really don’t think that we’re, I really don’t think that you’re going to be able, that anyone’s going to be able to make a credible argument that with less than 30 percent of the market, with the dynamism of the market today, and the high level of competition between satellite and telcos and cable that programmers are not going to continue to enjoy the leverage that they have enjoyed recently as a result of their ability to offer their programming over multiple other multichannel video distributor channels.

Sena Fitzmaurice:	Thank you, David. Operator, next question, please?

Operator:	Our next question comes from the line of (Sam Gustin) with Time.

(Sam Gustin):	Hi David. First question …

David Cohen:	Hi Sam.

(Sam Gustin):
When can Comcast and Time Warner Cable consumers in New York, Los Angeles, and Dallas expect gigabit broadband speeds? Second, what Time Warner Cable markets will you divest to get under 30 percent market share?

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

Ohio? Maine? North Carolina? Third, why not extend the commitment to the Open Internet Rules beyond 2018? Wouldn’t that help you with regulators on this deal? Thanks.

David Cohen:
OK, so on the, on the, on the first when will we, when will we offer one gig speeds, Comcast, of course, already offers speeds of up to 10GB in most of our markets for our business class consumers.  For our business class customers, who are the customers who have a need for that speed and have demanded that speed.  We, Comcast has been a broadband leader.  We have always prided ourselves on being very aggressive with the speed that we offer, being ahead of the market not behind the market, and, so, we’ve always said that we’re going to provide 100Mb down speeds, 250 Mb down speeds, 500Mb down speeds, 1GB down speeds, as soon as there’s a demand for it, and as soon as our customers feel the need for it, and that will be true of the Time Warner Cable territories as well.

So, I don’t have a date for you, I can, but I can tell you, you know that in the Northeast part of the country we currently offer 505MB down speeds for residential customers, and as I’ve said, across much of our footprint we offer speeds of up to 10GB down for our business class customers, which of course we would sell to an individual residential customer if they had the need for it, and wanted to, and wanted to purchase it.

In terms of divesture, we just announced the deal this morning.  We haven’t had a single conversation about what systems might be divested, or wouldn’t be divested.  That’ll be a subject for later in the, during the transaction review.  In terms of why we didn’t extend the commitment for ever or for longer, one of my, one of my refrains, whenever I talk to the press about this subject is it’s hard enough negotiating with the government, I’d rather not negotiate with the press as well as the government.

And so, you know, we’re, we’re confident we’re going to have a negotiation with the government over this as I said, very comfortable with the case that we have, but we know there’s going to be a stringent review by the

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

government and I will wait to have those discussions. I think the elegance of what we’ve proposed is the right answer, which is that we fully expect that the chairman of the FCC is going to engage and take, and engage and create a program that he is comfortable with for the open internet through the 706 authority that was outlined for the FCC by the DC circuit. And by the time, by 2018, when this commitment runs out, I have no doubt there will be an industry wide open internet, you know open internet protection scheme that is in place that will apply to us and the Time Warner Cable subs.

So, as, I mean let’s remember where this condition came from.  The condition came because of the threat of litigation.  If there had not been threat of litigation, the concern on the part of the FCC that maybe this rule would get struck down, that condition wouldn’t have been in the transaction.  So, once the Commission goes through a procedure, a proceeding, puts in a, puts a lawful condition in place, under the terms of, of the DC circuit decision, then, then once that happens then I’m not sure what the need is for a special condition that applies only to Comcast, including Time Warner Cable subscribers.

Sena Fitzmaurice:	Thank you. Operator, can we have the next question, please?

Operator:	The next question comes from the line of (Amy Schatz) with Ricotti.

(Amy Schatz):
(Amy Schatz) at Recode, and thanks for taking questions.  David, you’ve talked a couple of times about how this is going to increase competition in the internet market, and it seems like you’re talking about it more from the consumer perspective.  I wonder if you could talk a little bit more from the business perspective of companies who are trying reach peering agreements with Comcast or, or, you know, like the Neflixes of the world, and all the consumers who are now complaining about download speeds that aren’t as good for their videos.  I wonder if you could talk a little bit more about how this agreement will increase competition in that market, or if it would?

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

David Cohen:
So, the easiest thing for me to say is that I don’t think it reduces competition in that market at all.  I do think it increases competition in the dark fiber and back haul markets.  And I, Amy, as you know because we’ve talked about this before, I actually, I actually think there’s not a particularly serious problem in the peering spaces.  I think there, historically, this has been a space where reasonable commercial business partners have been able to work out, have been able to work these issues out, if there are temporary glitches they tend to get worked out relatively quickly.

I remember having conversations with you, during our dispute about Level 3, with Level 3 and a sense among some that the sky was falling in and the world was going to end, and this was going to blow up the internet. And, you know, low and behold, after all that noise, and all that sound, and all that fury, you know, we reached a commercial arrangement with Level 3, and you‘ve never heard anything else, anything more about a dispute, and the peering space between Comcast and Level 3.

So, I, you know, at a bare minimum I don’t think this transaction has an adverse effect on that market. And I certainly think that in a dark fiber and the back haul space this will position us to be a more effective competitor in what is a very competitive market.

Sena Fitzmaurice:	Thanks. Next question, please.

Operator:	Your next question comes from the line of (Brooks Boliek).

(Brooks Boliek):
Hello.  You know, I’ve got, like, three questions.  I’ll just rattle them off for you.  First off, is this, will this have any impact on consumer’s bills?  Will it lower bills in the particular markets?  The second thing is that you guys talk about how you don’t overlap in local marketplaces, but why shouldn’t ant-trust authorities look at national marketplaces, what you mentioned in the second breath as far as your competitors?  And would you abandon your net neutrality commitment if the FCC decided to do Title II, instead of 706?

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

David Cohen:
OK.  So, impact on customer bills, always hard to quantify.  We’re certainly not promising that customer bills are going to go down, or even that they’re going to increase less rapidly.  Frankly, most of the factors that go into customer bills are factors beyond our control.  I’d note, I mean I’d note a couple things which is I do think that the synergies that are present here, the efficiencies that will be generated, the extent cost is driven out of the system, ultimately that does to the benefit of consumers, number one.

And number two, you sort of, to some extent you put me, but really I’m going to put you collectively in the conundrum of saying that you can’t, and I’m not picking on anyone here, so I’m just using this for artistic license, if you will, you can’t on the one hand say this is terrible. You’re just going to have all this power and you’re going to be able to hammer the programmers and get much lower costs. I mean, if we were to do that, that might be good for consumers.

And, on the other hand say, well, are the consumers going to get benefits out of this transaction. I think consumers are going to benefit from this transaction. They’re going to benefit by quality of service, by quality of offerings, by technological innovation, and I don’t believe there’s any way to argue that they’re going to be hurt from a price perspective as a result of this transaction.

Your question about overlap, it doesn’t make any difference whether you look at local overlap or national overlap.  We don’t compete with Time Warner Cable.  Period.  And overlap, as a concept, and I always apologize for this.  I actually was an anti-trust lawyer a long time ago.  And I was an economics major in college.  You know, anti-trust law as a concept is about protecting competition, which is protecting choice, customer choice.  And as a result, and that’s why horizontal transactions are so, are subject to so much scrutiny, because by definition, in any horizontal transaction you are reducing customer choice, and it’s when you reduce customer choice that the government looks at the extent to which you have reduced customer choice, and whether customer choice, and whether the benefits of the transaction outweigh those

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

disadvantages. In this case, we will not be reducing customer choice at all. And so the benefits of the transaction get to be weighed against a, against a relatively low, against a relatively low threshold.

In terms of abandoning our net neutrality commitment if the commission decides to go with Title II, I, I think, I mean I think the answer to that question is no, because we don’t have any choice.  We, we’ve agreed to be bound by the open internet rules, there’s no escape hatch if the commission decides to reclassify broadband under Title II.  So, I think that’s the simplest answer to your question, because you’ve asked me something that I actually care deeply about.  You know, I, I think the DC circuit provided the FCC with a broad level, with a broad set of authorities, under Section 706, and I hope that the, the FCC, you know, makes the judgment that they’ve got plenty of authority, as outlined by the DC Circuit, and that, at a bare minimum, they should try to exercise that authority and see how far it gets them before they, they proceed with a, you know, potentially, potentially devastating regime of regulation under Title II.

Sena Fitzmaurice:	Thank you, David. We’ll have time for probably just two, two or three more questions. Next question, operator, please.

Operator:	Your next question comes from the line (Bob Fernandez) with Philadelphia Inquirer.

David Cohen:	Hey (Bob).

(Bob Fernandez):	Hi David. Hi, how’re you doing?

David Cohen:	I’m, I’m doing fine. I gather, I gather, I gather, I gather my hometown, where I haven’t been in a week is completely unnavigable.

(Bob Fernandez):	Yes, this has been a difficult day to do this story, believe me.

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

David Cohen:	I may be coming home tonight, on a, on a dog sled. Which may be the old mode of transportation. So, if you hear about a dog sled coming down the New Jersey turnpike, it might be me.

(Bob Fernandez):	Are you in New York?

David Cohen:	I am in New York.

(Bob Fernandez):
As it relates to the, I guess the public interest benefits, I mean, it seems to me, like, there’s a, you present a legal case about you’re not actually competitors, but when, but when you get before the FCC, you know, I think that there’s this perception that the company is just getting too large, too powerful.  And, and, you’ll have to, I guess, overcome that in, in the public interest part of the argument that the FCC.  Do you see that as a concern?

David Cohen:
So, I think you’ve phrased it pretty well.  I’m not sure, I’m not sure there’s a concern within the FCC that Comcast is getting too large.  I think, I think the right way to say this, and correct you a little bit is that there’s a concern in the FCC and a concern among governmental authorities if a company were to get too large that would have the potential to be able to limit competition or to foreclose vertical competitors from conducting their business.  I mean, the greater the foreclosure, the higher the hurdle in finding benefits that would offset whatever the risks are on the, on the anti-competition saw.

So I think, I think that’s the exact frame that the FCC will use in reviewing this transaction, and it’s a frame that we welcome, because we think we have a great story on the, on the pro-competition and the pro-public interest benefits.  And we’ve really, we’ve really just touched on a handful of them.  I mean, I, you know, Bob, you had an opportunity to live through the NBC Universal transaction with us, and, you know, we’ve, we’ve put in place some pretty remarkable public interest programs at our company as a result of that

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

transaction, and as I noted in my memorandum today, you know, the benefits of those programs are going to extend to the Time Warner Cable side. So, our best in class diversity structure and programming, joint diversity external advisory council will, will, when the transaction closes, also have a opportunity to oversee and help us improve on diversity practices at Time Warner Cable.

Internet Essentials, you know, just a signature program that is connected 250,000 families, a million low-income people to the internet over the past two years, now extended into Time Warner Cable footprint, and I have to tell you, you know, (Bob), you have heard me, (Bob), (Cecilia), you have heard me talk about this program, and you know it’s not just about, it’s not just about the headlines or, or corporate profit.  The notion that we’re going to be able to bring that program to 19 of the 20 largest cities in America, Phoenix being the only city that will not enjoy the benefits of that program, I think is exciting and I think, I think the FCC’s going to find that to be a very appealing public interest benefit.  And I, I could go on because there are many others, but I’m, I look forward to making the case because, you know, all, all we’re interested in is a full and a fair, is a full and a fair hearing. I think if we get that opportunity we will be able to convince both the, both the FCC and the anti, relevant anti-trust agency that this an eminently approvable transaction.

Sena Fitzmaurice:	Thank you. We’ll take two more questions. Operator, next question, please.

Operator:	Your next question comes from the line of (Diane Bartz) with Reuters.

(Diane Bartz):
Hi there this is (Diane), sorry I had mute on.  Question for you.  I, I assume you’ve already talked to the FTC, the FCC and also the anti-trust regulators.  What, what are those initial conversations been like?

David Cohen:	So, the, the answer, the answer is that we, I, I can answer that question by saying we have, we have reached out to all three of those agencies today.

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

And, the reaction was, “Thank you for calling.” In every case we obviously have offered the opportunity to come in and do a further briefing, but the reaction has always been, “Thank you for calling.” Got a preliminary opportunity to outline what it is that we’re doing, much the same way we have in our several calls today. And, I think the reaction, reaction has simply been we’ll, you know, we’ll look forward to the review process, which is exactly where we are.

Gail, you’ve, you’ve participated in some of those discussions.  I think that really is as far as we’ve gotten.  We didn’t, I don’t want to pick on any other transactions or any other company, we didn’t, you know we didn’t say, “So, what do you think?”  I mean, we didn’t ask that question.  Don’t think that’s appropriate

Gail MacKinnon:	Yes, absolutely true.

David Cohen:	OK.

(Diane Bartz):
And, you, you’ve already hit at some Congressional road bumps.  You’ve got Klobuchar and Franken expressing concerns.  Klobuchar wants a hearing.  Do you, how long do you anticipate this, this review will last and how important will these Congressional, this Congressional criticism be?

David Cohen:
So, first, I’ve, I’ve not seen Senator Franken’s comments, but I have, I have no doubt that they are not positive.  I might take a little bit of issue with you about Senator Klobuchar and Senator Lee.  I thought they issued the absolutely appropriate statement from the chair and ranking member of the relevant Senate Judiciary Committee Subcommittee.  And they said really the same thing that I said, which is, “There are questions that need to be addressed and we’re going to have a hearing to ask those questions and to get answers to them, and that’s the way the process works.  And, you know, we look forward to be having the opportunity to tell our story in the Senate and in the House as, as is required, as we did in the NBC Universal transaction, as we did in the

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

AT&T broadband transaction, as we did in the Adelphia transaction, and as we did in our Verizon, and our Verizon wireless transaction a year and a half ago. So, I view that as part of the process, and I think that most members of Congress are going to go into this with an open mind, and they are going to want to learn the specifics and I think that is a totally appropriate role for them, and we’ll look forward to engaging with them.

In terms of how long we take.  You know, we’ve said that we’d like to close the transaction by the end of this year, and I think that’s a realistic target.  You know, if you wanted a range, I think nine to 12 months is probably a reasonable range in order to have the transaction approved.

Sena Fitzmaurice:	Thank you, David. Any closing remarks?

David Cohen:
I want to thank everyone, I really do want to thank everyone.  It’s a horrific day out there, and you’re, you people are either stranded or are with their kids and all joking aside, (Cecilia), thank you for taking the time away from your kids and, and to join us on the call.  And, you know, really do appreciate the time and attention that you pay to this.  I want to do, I also want to do something that we’ve done at the end of every call which is to extend my appreciation to Time Warner Cable, to Rob Marcus and his team, and in particular to Gail MacKinnon, who will be our partners in shepherding this transaction through the approval process and we’ll both continue to be available to you as we proceed through the approvals, even if we don’t always give you direct answers to your questions.

So, thanks again everyone, and be safe and warm.

Sena Fitzmaurice:
Thank you very much, David.  There will be a transcript available of this call after 5:30 pm today, and for those of you who didn’t get to answer your questions, please feel free to contact me directly and we’ll do our best efforts to answer any additional questions that you may have.  Thank you very much for the call.

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

Operator:	thank you again for participating in today’s conference. You may now disconnect.

END

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Comcast Cable Communications Management, LLC
Moderator: Sena Fitzmaurice
02-13-2014/1:00 p.m. ET
Confirmation # 33521384

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.